Exhibit 99.1

New Gold Announces 2013 Financial Results
Finishing the Year with Highest Quarterly Cash Flow

(All figures are in US dollars unless otherwise indicated)

February 27, 2014 – New Gold Inc. (“New Gold”) (TSX:NGD) and (NYSE MKT:NGD) today announces fourth quarter and full-year 2013 financial and operational results, delivering the lowest annual total cash costs(1) in the company’s history. The company previously released its preliminary operational results on February 6, 2014.

Fourth Quarter and Full-Year 2013 Overview

•	Fourth quarter 2013

o	Adjusted net cash generated from operations(2) of $93 million, or $0.19 per share

o	Adjusted net earnings(3) of $17 million, or $0.04 per share

o	Net loss of $255 million, or $0.51 per share, including an after-tax impairment charge of $206 million

o	Highest production quarter of 2013 – 106,520 ounces of gold and 24.0 million pounds of copper

o	Low total cash costs(1) of $316 per ounce and all-in sustaining costs(4) of $883 per ounce

•	Full-year 2013

o	Adjusted net cash generated from operations(2) of $249 million, or $0.51 per share

o	Adjusted net earnings(3) of $61 million, or $0.13 per share

o	Net loss of $191 million, or $0.39 per share, including an after-tax impairment charge of $206 million

o	Production – 397,688 ounces of gold, 85.4 million pounds of copper and 1.6 million ounces of silver

o	Costs – total cash costs(1) of $377 per ounce, the lowest in New Gold’s history, and all-in sustaining costs(4) of $899 per ounce

•	Successfully completed the acquisition of Rainy River Resources Ltd.

o	Targeted commissioning in late 2016 with first year of full production in 2017

•	Cash and cash equivalents of $414 million

“We are proud to have generated over $90 million of cash flow in the fourth quarter, bringing what was a challenging year to a strong close,” stated Randall Oliphant, Executive Chairman. “We now look forward to 2014 where we have targeted a further decrease in costs, from what was already a record low for our company, which will drive continued cash flow generation. Currently, we feel particularly well positioned as the start of the year has seen the appreciation of the gold price coupled with the continued depreciation of the Canadian dollar which significantly benefit the value of both our New Afton Mine and our Canadian-based development projects.”

Financial Results Overview

New Gold 2013 Fourth Quarter and Full-Year Summary Financial Results
	Three months ended		Twelve months ended
	December 31,		December 31,
(in millions of U.S. dollars; except per share amounts)	2013	2012	2013	2012

Revenues	$198.4	$250.9	$779.7	$791.3

Operating Margin(5)	76.7	145.7	344.2	447.0

Net Earnings/(Loss)	(254.7)	123.9	(191.2)	199.0
Net Earnings/(Loss) per Share	(0.51)	0.26	(0.39)	0.43

Adjusted Net Earnings(3)	16.7	49.7	61.3	183.5
Adjusted Net Earnings per Share(3)	0.04	0.11	0.13	0.40

Net Cash Generated from Operations	99.7	106.2	171.9	235.8
Adjusted Net Cash Generated from Operations(2)	93.2	106.2	248.9	235.8

Revenue during the fourth quarter was primarily impacted by the decrease in the average realized prices of gold, copper and silver. When compared to the fourth quarter of 2012, the average realized gold price decreased by 22%, the copper price by 8% and the silver price by 38%. Copper sales volumes increased when compared to the prior year quarter, however, gold and silver sales volumes were down slightly. In 2013, the average realized gold price decreased by 14%, the copper price by 9% and the silver price by 25%, when compared to 2012. For the full year, New Gold’s revenue generation remained similar to 2012 despite lower commodity prices as the price impact was offset by increased copper sales volumes due to a full year of production from the New Afton Mine.

Operating margin(5) in both the fourth quarter and full-year periods was impacted by lower contributions from Mesquite, the Peak Mines and Cerro San Pedro when compared to the same periods of the prior year. New Afton’s operating margin(5) in the fourth quarter remained consistent with the prior year period as increased gold and copper sales volumes and lower operating expenses offset lower realized gold and copper prices. In 2013, New Afton’s operating margin(5) increased by 163% as the mine completed its first full year of operation. During both the quarter and full-year periods, the lower contributions from Mesquite and Cerro San Pedro were due to a combination of lower commodity prices, lower gold sales volumes and increased operating expenses. At Cerro San Pedro, a pre-tax charge of $7 million was included in operating expenses to reduce the carrying value of the portion of long-term silver inventory that is not expected to be recovered during the residual leaching period at the mine. The Peak Mines delivered a strong operational performance during the fourth quarter and full year with gold and copper sales volumes meeting or exceeding the prior year levels; however, its operating margin(5) was negatively impacted by lower realized gold and copper prices.

The company reported a net loss of $255 million, or $0.51 per share, in the fourth quarter and a net loss of $191 million, or $0.39 per share, in the full-year period. The reported net loss in both periods was primarily attributable to an after-tax impairment charge of $206 million. The impairment charge at Cerro San Pedro, which accounted for the vast majority of the total charge, primarily related to bringing down the value ascribed to Cerro San Pedro’s mineral reserves and resources as part of the purchase accounting at the time of the company’s three-way merger in 2008. The resources that were most impacted were those at the base of the current open pit. As these resources would require a deeper extension of the open pit mine and construction of a new processing facility to realize sufficient recoveries, New Gold concluded that the economic returns were not sufficiently compelling and thus opted not to pursue the development of this area.

Other elements leading to the reported net loss in the fourth quarter included: a $7 million non-cash accounting charge related to the reclassification of Other Comprehensive Income to earnings as the loss incurred on the monetization of the company’s legacy hedge position in May of 2013 is realized into income over the original term of the hedge contracts, a non-cash $14 million pre-tax loss on foreign exchange, and $2 million in redundancy charges from labour force reductions at New Afton and the Peak Mines. Adjusted net earnings(3) in the fourth quarter were $17 million, or $0.04 per share.

For the full year, additional factors that impacted the company’s financial results included: an increase in exploration and business development expenses driven by the successful Rainy River acquisition, an increase in finance costs, a $19 million non-cash accounting charge related to the reclassification of Other Comprehensive Income to earnings as the loss incurred on the monetization of the company’s legacy hedge position in May of 2013 is realized into income over the original term of the hedge contracts, a non-cash $26 million pre-tax loss on foreign exchange, and $5 million in non-recurring transaction costs related to the Rainy River acquisition. This was partially offset by a non-cash $49 million pre-tax gain on the mark to market of the company’s share purchase warrants. Adjusted net earnings (3) in 2013 were $61 million, or $0.13 per share.

New Gold’s fourth quarter net cash generated from operations was the company’s highest of the year at $100 million and remained similar to the prior year quarter despite the significant decline in commodity prices. The fourth quarter net cash generated from operations included a $7 million non-recurring benefit related to tax refunds from prior year periods. For the full year, net cash generated from operations was $172 million, which included non-recurring cash expenditures of $66 million related to the settlement of the company’s legacy gold hedge position in May of 2013 and a total of $18 million related to the acquisition of Rainy River. This was partially offset by the above-noted $7 million of tax refunds related to prior periods. Taking into account these one-time items, adjusted net cash generated from operations (2) for the full year was $249 million, representing a 6% increase over 2012. Beyond the items noted above, the increase in full-year adjusted net cash generated from operations(2) was driven by a $62 million decrease in cash taxes paid and a $35 million favourable movement in working capital. New Gold is particularly proud to have delivered an increase in adjusted net cash generated from operations(2) given the decline in prices of each of the commodities the company produces during 2013.

Production and Cost Results

New Gold 2013 Fourth Quarter and Full-Year Summary Operational Results
	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012	2013	2012
Gold Production (thousand ounces)
New Afton	25.2	22.8	87.2	36.8
Mesquite	34.9	29.2	107.0	142.0
Peak Mines	24.2	28.8	100.7	95.5
Cerro San Pedro	22.2	32.1	102.8	137.6
Total Gold Production	106.5	112.9	397.7	411.9

Total Gold Sales	104.5	109.8	391.8	395.5
Average Realized Gold Price ($ per ounce)	$1,233	$1,578	$1,337	$1,551

Silver Production (thousand ounces)
New Afton	54.8	43.1	192.5	82.5
Peak Mines	31.2	31.9	112.2	136.8
Cerro San Pedro	297.5	401.3	1,300.6	1,938.5
Total Silver Production	383.5	476.3	1,605.3	2,157.8

Total Silver Sales	378.9	489.3	1,572.3	2,082.0
Average Realized Silver Price ($ per ounce)	$20.10	$32.36	$23.16	$30.87

Copper Production (million pounds)
New Afton	20.5	17.3	72.0	28.5
Peak Mines	3.5	3.6	13.4	14.4
Total Copper Production	24.0	20.9	85.4	42.8

Total Copper Sales	23.8	19.8	82.6	35.6
Average Realized Copper Price ($ per pound)	$3.24	$3.52	$3.24	$3.56

Total Cash Costs(1) ($ per ounce)
New Afton	($1,428)	($1,067)	($1,196)	($1,043)
Mesquite	$841	$787	$907	$690
Peak Mines	$778	$743	$850	$764
Cerro San Pedro	$911	$320	$676	$232
Total Cash Costs(1)	$316	$254	$377	$421

All-in Sustaining Costs(4) ($ per ounce)
New Afton	$12	$168	($133)	$358
Mesquite	$988	$920	$1,108	$768
Peak Mines	$1,106	$1,309	$1,331	$1,360
Cerro San Pedro	$1,076	$458	$766	$358
All-in Sustaining Costs(4)	$883	$823	$899	$827

New Afton’s co-product costs(1) were $391 per ounce gold and $1.08 per pound copper in the fourth quarter of 2013 relative to $601 per ounce gold and $1.28 per pound copper in the prior year quarter. In 2013, the co-product costs(1) were $486 per ounce gold and $1.19 per pound copper, down from $656 per ounce gold and $1.40 per pound copper in 2012.

New Gold previously released its fourth quarter and full-year 2013 operational results on February 6, 2014.

Gold Production

Consistent with the company’s plans, the fourth quarter was New Gold’s strongest of the year, enabling the company to deliver at the high end of its updated 2013 full-year outlook of 390,000 to 400,000 ounces of gold production.

When compared to the fourth quarter of 2012, production at New Afton and Mesquite increased due to higher ore tonnes processed and higher grades, while Cerro San Pedro and the Peak Mines were impacted by a combination of lower ore tonnes processed and lower grades.

For the full year, production at New Afton exceeded the guidance range of 75,000 to 85,000 ounces and the Peak Mines met the guidance range of 95,000 to 105,000 ounces. During 2013, production at Mesquite was impacted by the mining of lower than anticipated grades and by the combination of the pit wall movement and lower recoveries at Cerro San Pedro. After facing these challenges in the second half of 2013, Mesquite and Cerro San Pedro combined to meet their updated full-year production outlook.

Copper Production

New Gold’s consolidated copper production during the fourth quarter increased by 15% when compared to the same period of the prior year. Full-year production was double that of the prior year and met the high end of the copper guidance range, set at the beginning of 2013, of 78 to 88 million pounds. The increase in both periods was primarily attributable to New Afton’s strong ramp-up after the mine successfully commenced production ahead of schedule in mid-2012.

Silver Production

Silver production in both the fourth quarter and full year was below that of the same periods of the prior year due to a combination of fewer ore tonnes being placed on the pad and lower silver grades.

Total Cash Costs(1) and All-in Sustaining Costs(4)

In both the fourth quarter and full-year periods, New Gold continued to deliver its production at among the lowest costs in the industry. New Gold’s 2013 total cash costs(1) of $377 per ounce were in line with the company’s outlook and represented the lowest full-year cash costs in its history. Also, in the first year of adoption of the new all-in sustaining costs(4) measure, New Gold is proud to have delivered all-in sustaining costs(4) below $900 per ounce, which should position the company as one of the industry leaders.

Total cash costs(1) in the fourth quarter were $316 per ounce, with increased copper sales volumes and the depreciation of the Canadian and Australian dollars partially offsetting lower gold sales volumes, lower silver by-product revenue and lower realized copper prices. Total cash costs(1) in 2013 decreased by $44 per ounce when compared to 2012, benefitting from a full year of operation from the low-cost New Afton Mine.

Fourth quarter all-in sustaining costs(4) were above the prior year quarter with lower costs at New Afton and the Peak Mines being offset by increased costs at Cerro San Pedro and Mesquite. All-in sustaining costs(4) for the full year delivered on the company’s outlook of $900 per ounce, led by New Afton where the mine’s copper revenue more than paid for all of New Afton’s operating and sustaining capital costs despite the decrease in the copper price when compared to 2012.

Projects Overview
Rainy River

One of New Gold’s key 2013 achievements was the successful acquisition of Rainy River Resources, which added the Rainy River project to the company’s pipeline of exciting development projects. Rainy River is located in northwestern Ontario, and benefits from its proximity to infrastructure.

On January 16, 2014, New Gold announced the results of its Feasibility Study for the Rainy River project.

Rainy River Feasibility Study Highlights

•	First nine years – average annual gold production of 325,000 ounces at total cash costs(1) of $613 per ounce and all-in sustaining costs(4) of $736 per ounce

o	Average mill head grade of 1.44 grams per tonne gold

•	Life-of-mine gold and silver production of 3.4 million ounces and 6.0 million ounces at total cash costs(1) of $663 per ounce and all-in sustaining costs(4) of $765 per ounce

•
Spot economics – at $1,330 per ounce gold, $21.50 per ounce silver and a 0.90 US$/C$ exchange rate, Rainy River has a pre-tax 5% net present value (“NPV”) of $646 million, an internal rate of return (“IRR”) of 17.0% and a payback period of 4.4 years

•	Development capital costs of $885 million, inclusive of a $70 million contingency, at a 0.95 US$/C$ exchange rate

•	Targeted commissioning in late 2016 with first year of full production in 2017

•
14-year mine life with direct processing of open pit and underground ore, at a rate of 21,000 tonnes per day, for first nine years and processing of a combination of stockpile and underground ore thereafter

The recent depreciation of the Canadian dollar relative to the U.S. dollar benefits both the project development and operating costs which, in turn, positively impacts the project economics. When compared to the base case Feasibility Study development capital costs shown above, the recent depreciation of the Canadian dollar to a 0.90 US$/C$ exchange rate, results in approximately $45 million of development capital cost savings.

One of New Gold’s key areas of focus during 2014 will be on advancing the permitting of the Rainy River project. The project is being reviewed through a coordinated Federal Environmental Assessment (“EA”) – Provincial Individual EA process. The EA is currently in the midst of its second consultation period with the Federal and Provincial agencies, the local First Nations and Métis groups and other local communities. In the month of March, the company plans to submit purchase orders for the mobile fleet, the primary crusher and the SAG and Ball mills, and also intends to engage an EPCM partner who will then begin detailed engineering for the project.

The Rainy River project enhances New Gold’s growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and good regional exploration potential in a great mining jurisdiction. The company looks forward to providing further updates on the advancement of Rainy River throughout 2014.

Blackwater

The company’s Blackwater project is located approximately 160 kilometres southwest of the city of Prince George in south-central British Columbia. As previously disclosed, New Gold plans to advance the project through the permitting phase in 2014. The company views the potential of having Blackwater fully permitted as further enhancing the value of the project. In the current commodity price environment, New Gold plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project. Thereafter, the timing of Blackwater’s development will be driven by prevailing market conditions over the coming years. With the benefit of the requisite permits for both projects, New Gold believes it will be best positioned to maximize its flexibility with respect to any future development decisions.

New Gold completed the Feasibility Study for Blackwater in December of 2013.

Blackwater Feasibility Study Highlights

•	First nine years – average annual gold production of 485,000 ounces at total cash costs(1) of $555 per ounce and all-in sustaining costs(4) of $685 per ounce

•	Life-of-mine gold and silver production of 7 million ounces and 30 million ounces at total cash costs(1) of $578 per ounce and all-in sustaining costs(4) of $670 per ounce

•	17-year mine life with direct processing for first 14 years and processing of stockpile thereafter

•	Life-of-mine operational strip ratio of 1.88 to 1.00

•	Spot economics – at $1,330 per ounce gold, $21.50 per ounce silver and a 0.90 US$/C$ exchange rate, Blackwater has a pre-tax 5% NPV of $1.4 billion, an IRR of 14.0% and a payback period of 5.3 years

•	Development capital costs of $1,865 million, inclusive of a $190 million contingency, at a 0.95 US$/C$ exchange rate

•	Conventional truck and shovel open pit mine with 60,000 tonne per day whole ore leach processing plant

Similar to Rainy River, Blackwater benefits from the depreciating Canadian dollar. At Blackwater, a $0.05 movement in the US$/C$ exchange, with all other assumptions held constant, results in approximately $100 million of development capital cost savings.

El Morro

New Gold’s share of the El Morro project provides the company with a 30% fully-carried interest in an advanced stage, world-class gold-copper project in north-central Chile. Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's full 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

As the project’s environmental permit is temporarily suspended under an injunction granted by the Copiapo Court of Appeals, activities during 2014 will continue to focus on gathering information to support permit applications for submission following the reinstatement of the environmental permit and optimization of the project economics including a focus on the long-term power supply.

2014 Guidance and Sensitivities

New Gold is pleased to reiterate its guidance for 2014.

New Gold 2014 Guidance
	Gold	Copper	Silver	Total	All-in
	Production	Production	Production	Cash Costs(1)	Sustaining Costs(4)
	(thousand ounces)	(million pounds)	(thousand ounces)	($ per ounce)	($ per ounce)

New Afton	102 - 112	78 - 84	200 - 300	(1,260) - (1,240)	(620 - (600)

Mesquite	113 - 123	-	-	930 - 950	1,310 - 1,330

Peak Mines	95 - 105	14 - 16	50 - 150	630 - 650	1,065 - 1,085

Cerro San Pedro	70 - 80	-	1,100 - 1,300	1,030 - 1,050	1,125 - 1,145

New Gold Consolidated	380 - 420	92 - 100	1,350 - 1,750	$320 - $340	$815 - $835

After New Gold delivered the lowest total cash costs(1) in its history in 2013, costs are expected to decrease by a further $35 to $55 per ounce in 2014. New Afton’s 2014 co-product cash costs(1) are forecast to be $440 to $460 per ounce of gold and $1.10 to $1.20 per pound of copper.

Consistent with the expected decrease in cash costs, New Gold is also targeting a $65 to $85 per ounce decrease in all-in sustaining costs(4). The anticipated decrease in all-in sustaining costs(4) is driven by a combination of the lower total cash costs(1) as well as decreases in sustaining capital at New Afton and the Peak Mines.

Under the company’s current plans, the second half of 2014 is scheduled to have higher gold and copper production, coupled with lower costs, compared to the first half of the year.

Key assumptions used in the 2014 guidance include gold, silver and copper prices of $1,300 per ounce, $20.00 per ounce and $3.25 per pound and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.11, $1.14 and $13.00 to the U.S. dollar. The diesel price assumed for 2014 is $3.25 per gallon, which is representative of recent prices being paid at Mesquite. The following table provides an overview of the impact on total cash costs(2), both by asset and on a consolidated basis, of movements in the above-noted key assumptions.

Total Cash Costs(1) - Sensitivities
Category	Copper Price	Silver Price	AUD/USD	CDN/USD	MXN/USD	Diesel
Base Assumption	$3.25	$20.00	$1.14	$1.11	$13.00	$3.25
Sensitivity	+/- $0.25	+/- $1.00	+/- $0.05	+/- $0.05	+/- $1.00	+/- $0.25
Total Cash Costs(1) - Impact

New Afton	+/-$200	-	-	+/-$65	-	-

Mesquite	-	-	-	-	-	+/-$15

Peak Mines	+/-$40	-	+/-$50	-	-	-

Cerro San Pedro	-	+/-$15	-	-	+/-$50	-

New Gold Consolidated	+/-$60	+/-$5	+/-$15	+/-$15	+/-$10	+/-$5

Financial Update

At December 31, 2013, the key components of New Gold’s balance sheet included $414 million in cash and cash equivalents and $878 million of face value long-term debt (book value – $863 million). The components of the long-term debt are: $300 million of 7.00% face value senior unsecured notes due in April 2020; $500 million of 6.25% face value senior unsecured notes due in November 2022; and $78 million in El Morro funding loans, repayable out of a portion of New Gold’s share of El Morro cash flow upon the start of production. The company had 503 million common shares outstanding at December 31, 2013.

Webcast and Conference Call

A webcast presentation and conference call to discuss these results will be held on Friday, February 28, 2014, at 9:00 a.m. Eastern Time. Participants may access the webcast by registering here or from our website at www.newgold.com. You may also listen to the conference by calling 647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback after the event, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 49646450. An archived webcast will also be available at www.newgold.com following the event.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate gold producer, focused on the environment and sustainability. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements under the heading “Project Overview” and “2014 Guidance and Sensitivities”, including statements with respect to: guidance for production, cash costs and all-in sustaining costs (all related sensitivities); the results of the Rainy River and Blackwater feasibility studies, including the expected production, costs (and related sensitivities), grades, stripping ratio, mining and processing method and rate, stockpiling  plan, mine life, NPV, IRR and payback period associated with each project; planned activities for 2014 at each of the company’s projects; the timing of permitting activities and environmental assessment processes; and targeted timing for commissioning and full production at Rainy River and sequencing of Blackwater.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding our forward-looking statements are discussed in this news release, New Gold’s MD&As, its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no signification disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican Peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) permitting and arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all environmental approvals (including the environmental assessment process for the Blackwater and Rainy River projects), required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (9) the results of the feasibility studies for the Rainy River and Blackwater projects being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Blackwater and Rainy River projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where the courts have temporarily suspended the approval of the environmental permit for El Morro; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River and Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for Rainy River; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment processes for Blackwater and Rainy River. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Report are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on November 27, 2010 and incorporated by reference in National Instrument 43-101 (“NI 43-101”).  While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this Report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made.  Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources that are not Mineral Reserves will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a “qualified person” under National Instrument 43-101.

Non-GAAP Measures

(1) TOTAL CASH COSTS

“Total cash costs” per ounce figures are non-GAAP measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company’s ability to generate liquidity through operating cash flow and that this measure, along with sales, is considered to be a key indicator of the company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. These measures, along with sales, are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash flow from operations under GAAP or operating costs presented under GAAP. Further details regarding total cash costs and a reconciliation to the nearest GAAP measures are provided in our MD&As accompanying our financial statements filed from time to time on www.sedar.com.

(2) ADJUSTED NET CASH GENERATED FROM OPERATIONS

“Adjusted net cash generated from operations” and “Adjusted net cash generated from operations per share” are non-GAAP financial measures. Net cash generated from operations has been adjusted for one-time expenses related to the company’s acquisition of Rainy River in the third quarter and a one-time charge incurred in the second quarter related to the settlement of the company’s legacy gold hedge position. Because of the non-recurring nature of items removed, the company believes the presentation of adjusted net cash generated from operations enables investors and analysts to better understand the underlying operating performance of our core mining business and provides an additional manner to compare performance between periods without the impact of non-recurring items. Adjusted net cash generated from operations and adjusted net cash generated from operations per share are intended to provide additional information and are non-GAAP financial measures. They do not have any standardized meaning under GAAP and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

New Gold 2013 Fourth Quarter and Full-Year Adjusted Net Cash Generated from Operations Reconciliation
	Three months ended		Twelve months ended
	December 31,		December 31,
(in millions of U.S. dollars)	2013	2012	2013	2012

Net cash generated from operations	$99.7	$106.2	$171.9	$235.8
Settlement payment of gold hedge contracts	--	--	65.7	--
Rainy River acquisition costs	0.1	--	5.0	--
Payment of Rainy River acquisition expenses	--	--	12.9	--
Amended tax returns for Peak Mines	(6.6)	--	(6.6)	--

Adjusted net cash generated from operations	$93.2	$106.2	$248.9	$235.8

(3) ADJUSTED NET EARNINGS

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures. Net earnings have been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. The company uses this measure for its own internal purposes and believes the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information and is a non-GAAP financial measure. They do not have any standardized meaning under GAAP and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

New Gold 2013 Fourth Quarter and Full-Year Adjusted Net Earnings Reconciliation
	Three months ended		Twelve months ended
	December 31,		December 31,
(in millions of U.S. dollars; except per share amounts)	2013	2012	2013	2012

Net earnings/(loss)	($254.7)	$123.9	($191.2)	$199.0
Net earnings/(loss) per share	($0.51)	$0.26	($0.39)	$0.43

Adjustments:

Asset impairment	272.5	--	272.5	--
Silver inventory write-down	7.3	--	7.3	--
Ineffectiveness on hedging instruments	--	1.3	(9.5)	2.9
Realized and unrealized gain on non-hedged derivatives	(4.5)	(70.2)	(49.3)	(61.1)
(Gain)/loss on foreign exchange	13.9	(3.4)	25.7	1.3
Loss on disposal of assets	0.9	2.0	2.6	3.3
Hedge reclassification to earnings	7.0	--	18.7	--
Rainy River transaction expenses	0.1	--	5.0	--
Loss on redemption of senior secured notes	--	--	--	31.8
Redundancy charges	2.4	--	2.4	--
Other	2.8	0.7	4.5	1.9
Tax impact of above adjustments	(31.0)	(4.6)	(27.4)	4.4

Adjusted net earnings	$16.7	$49.7	$61.3	$183.5
Adjusted net earnings per share	$0.04	$0.11	$0.13	$0.40

(4) ALL-IN SUSTAINING COSTS

Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines “all-in sustaining costs” per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the company in assessing the company’s operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash flow from operations under GAAP or operating costs presented under GAAP. Further details regarding all-in sustaining costs and a reconciliation to the nearest GAAP measures are provided in our MD&As accompanying our financial statements filed from time to time on www.sedar.com.

(5) OPERATING MARGIN

“Operating margin” is a non-GAAP financial measure with no standard meaning under GAAP, which management uses to further evaluate the company’s results of operations in each reporting period. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information and is a non-GAAP financial measure. It does not have any standardized meaning under GAAP and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

New Gold 2013 Fourth Quarter and Full-Year Operating Margin Reconciliation
	Three months ended		Twelve months ended
	December 31,		December 31,
(in millions of U.S. dollars)	2013	2012	2013	2012

Revenues	$198.4	$250.9	$779.7	$791.3
Operating expenses	($121.7)	($105.2)	($435.5)	($344.3)

Operating margin	$76.7	$145.7	$344.2	$447.0

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

CONSOLIDATED INCOME STATEMENTS
	Three months ended December 31		Years ended December 31
	$	$	$	$
(In millions of U.S. dollars, except per share amounts)	2013	2012	2013	2012

Revenues	198.4	250.9	779.7	791.3
Operating expenses	121.7	105.2	435.5	344.3
Depreciation and depletion	52.7	46.6	177.4	116.4
Earnings from mine operations	24.0	99.2	166.8	330.6

Corporate administration	5.6	8.9	26.7	25.2
Share-based payment expenses	2.0	2.3	8.5	10.9
Asset impairment	272.5	-	272.5	-
Exploration and business development	5.7	8.6	34.1	20.6
(Loss) income from operations	(261.8)	79.3	(175.0)	273.9

Finance income	1.5	0.4	2.7	1.4
Finance costs	(8.3)	(11.6)	(40.3)	(16.4)
Rainy River acquisition costs	(0.1)	-	(5.0)	-
Other (losses) gains	(13.1)	69.6	26.0	19.9

(Loss) earnings before taxes	(281.8)	137.7	(191.6)	278.8
Income tax recovery (expense)	27.1	(13.8)	0.4	(79.8)

Net (loss) earnings	(254.7)	123.9	(191.2)	199.0

(Loss) earnings per shar
Basic	(0.51)	0.26	(0.39)	0.43
Diluted	(0.51)	0.26	(0.39)	0.42

Weighted average number of shares outstanding (in millions)
Basic	503.3	468.1	488.0	463.4
Diluted	503.3	473.3	488.0	468.4

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
		As at December 31
	$	$
(In millions of U.S. dollars)	2013	2012

Assets
Current assets
Cash and cash equivalents	414.4	687.8
Trade and other receivables	19.3	46.9
Inventories	182.0	163.3
Current income tax receivable	31.8	6.6
Prepaid expenses and other	10.5	12.9
Total current assets	658.0	917.5

Investments	0.5	1.0
Non-current inventories	31.0	32.4
Mining interests	3,336.5	3,134.9
Deferred tax assets	171.0	194.1
Other	2.0	3.8
Total assets	4,199.0	4,283.7

Liabilities and equity
Current liabilities
Trade and other payables	90.2	120.7
Current derivative liabilities	-	56.4
Total current liabilities	90.2	177.1

Reclamation and closure cost obligations	61.4	68.5
Provisions	9.4	9.5
Non-current derivative liabilities	-	54.1
Non-current non-hedged derivative liabilities	27.8	80.3
Long-term debt	862.5	847.8
Deferred tax liabilities	381.0	322.9
Deferred benefit	46.3	46.3
Other	0.5	0.7
Total liabilities	1,479.1	1,607.2

Equity
Common shares	2,815.3	2,618.4
Contributed surplus	90.0	85.2
Other reserves	(17.6)	(50.5)
(Deficit) retained earnings	(167.8)	23.4
Total equity	2,719.9	2,676.5
Total liabilities and equity	4,199.0	4,283.7

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three months ended December 31		Years ended December 31
	$	$	$	$
(In millions of U.S. dollars)	2013	2012	2013	2012

Operating activities
Net (loss) earnings	(254.7)	123.9	(191.2)	199.0
Adjustments for:
Realized gains (losses) on gold contracts	7.0	(2.6)	15.2	(9.9)
Realized and unrealized foreign exchange losses (gains)	13.9	(3.4)	25.7	1.3
Realized and unrealized gains on non-hedged derivatives	(4.5)	(70.2)	(49.3)	(61.1)
Unrealized (gains) losses on concentrate contracts	(0.1)	3.4	1.2	2.4
Settlement payment of gold hedge contracts	-	-	(65.7)	-
Payment of Rainy River acquistion expenses	-	-	(12.9)	-
Loss on redemption of senior secured notes	-	-	-	31.8
Reclamation and closure costs paid	(0.8)	(0.1)	(2.2)	(8.0)
Loss on disposal and impairment of assets	273.4	2.0	275.1	3.3
Impairment loss of available-for-sale securities	3.0	-	3.0	-
Depreciation and depletion	53.5	46.7	178.6	116.2
Equity-settled share-based payment expense	2.0	2.0	8.1	8.5
Realized and unrealized (gains) losses on cash flow hedging items	-	1.3	(9.5)	2.9
Income tax (recovery) expense	(27.1)	13.9	(0.4)	79.8
Finance income	(1.5)	(0.4)	(2.7)	(1.4)
Finance costs	8.3	11.5	40.3	16.4
	72.4	128.0	213.3	381.2
Change in non-cash operating working capital	21.4	3.1	(9.7)	(44.8)
Cash generated from operations	93.8	131.1	203.6	336.4
Income taxes recovered (paid)	5.9	(24.9)	(31.7)	(100.6)
Net cash generated from operations	99.7	106.2	171.9	235.8

Investing activities
Mining interests	(88.2)	(118.0)	(289.3)	(516.0)
Proceeds received from government assistance	5.7	-	5.7	-
Proceeds received from sale of pre-commercial production inventory	-	6.9	-	14.5
Purchase of additional Blackwater mining claims	-	-	-	(6.0)
Acquisition of Rainy River (net of cash received)	(5.4)	-	(112.6)	-
Recovery of reclamation deposits	-	-	-	8.9
Proceeds from sale of assets	0.4	-	0.4	-
Interest received	1.3	0.3	2.1	1.1
Cash used in investing activities	(86.2)	(110.8)	(393.7)	(497.5)

Financing activities
Issuance of common shares on exercise of options and warrants	0.3	67.7	5.5	75.4
Redemption of senior secured notes	-	-	-	(197.6)
Proceeds from issuance of senior notes	-	500.0	-	800.0
Financing initiation costs	-	(9.9)	(0.3)	(17.9)
Interest paid	(26.0)	(12.4)	(52.3)	(20.0)
Cash (used) generated by financing activities	(25.7)	545.4	(47.1)	639.9

Effect of exchange rate changes on cash and cash equivalents	(2.2)	(0.6)	(4.5)	0.2

Change in cash and cash equivalents	(14.4)	540.2	(273.4)	378.4
Cash and cash equivalents, beginning of the period	428.8	147.6	687.8	309.4
Cash and cash equivalents, end of the period	414.4	687.8	414.4	687.8

Cash and cash equivalents are comprised of:
Cash	274.4	277.5	274.4	277.5
Short-term money market instruments	140.0	410.3	140.0	410.3
	414.4	687.8	414.4	687.8